EXHIBIT (a)(1)(vi)

To:	Selected Business Leaders, Country Heads and HR Leaders

From:	Michael A. Petrullo

Date:	May 17, 2005

Subject:	The MMC Stock Option Exchange Program

About the Exchange Program

Provided the MMC Stock Option Exchange offer is approved by shareholders at the annual meeting on Thursday, May 19, 2005, the exchange program will be offered to eligible employees holding certain deeply underwater stock options from Monday, May 23, 2005 at 9:00 a.m. U.S. Eastern Time through Thursday, June 30, 2005 at 5:00 p.m. U.S. Eastern Time. This voluntary program is intended to restore the motivational and reward value of outstanding stock options. The following outlines some of the key features of the exchange program and is provided to you as an advanced distribution so that you are fully informed about the materials your employees will receive.

An Overview of the Election Process

Eligible employees will be notified by email or by letter that the exchange program opens on May 23, 2005. At that time, they will be invited to visit the stock option exchange section of MMC PeopleLink (www.mmcpeoplelink.com, www.mmcpeoplelink.ca in Canada). There, they will find all information related to the exchange, including the Offer to Exchange Certain Outstanding Options (Tender Offer Document), frequently asked questions and answers, a summary of general tax implications of the program and instructions on how to elect to participate. The site also includes personalized information on the employee’s eligible stock options and exchange ratios.

Note that eligible employees outside North America who have not previously had access to MMC PeopleLink will be provided access to the stock option exchange section of the site only, for the duration of the option exchange period. They will also use the site to elect participation in the exchange. In certain countries, employees wishing to exchange options will also need to print out a copy of the election form from the site (along with the Terms and Conditions for Non-U.S. Recipients of the Offer to Exchange), sign and return their required forms by fax to MMC Global Compensation in order to complete a valid election. In those cases, the web site will direct the employee on the steps required to complete a valid election.

In addition, for a small number of eligible employees, the whole communication and election process will be through hard copy. In that case, MMC Global Compensation will send relevant materials directly to the employee.

Employees will be able to submit questions about the exchange via email to MMC.Stock.Option.Group@mmc.com. They may also call 212-345-3500 weekdays between 9:00 a.m. and 5:00 p.m. U.S. Eastern Time with specific questions about the exchange or for assistance in logging on to the website. There will be the capacity to leave a voice message on this extension for calls after business hours.

What You Need to Do Now

  Read carefully through all the materials, which are attached to this email.

  Review the instructions below on “what not to do.”

  Address your questions to MMC Global Compensation:

–	Steve Pennacchio at 212-345-0815, email to Steve.Pennacchio@MMC.com
–	Linda Ryan at 212-345-9934, email to Linda.Ryan@MMC.com
–	Mike Kelly at 212-345-5659, email to Mike.S.Kelly@MMC.com

What You Need to Do When the Offer Opens

  If asked, remind employees of the election deadline – currently, June 30 at 5:00 p.m. U.S. Eastern Time.

  Direct employees with questions to one of the following resources, which will be available starting at 9:00 a.m. U.S. Eastern Time on Monday, May 23:

    MMC PeopleLink’s stock option exchange section (www.mmcpeoplelink.com, or www.mmcpeoplelink.ca in Canada)

    The MMC Global Compensation team by phone at 212-345-3500 or by email at MMC.Stock.Option.Group@mmc.com

  Direct employees to consult with their own financial and tax advisors as to their decision to participate in the exchange program.

Special Note on Exchange Election in Argentina, Australia, Belgium, Bermuda, Brazil, Germany, Ireland, Italy, Japan, Luxembourg, Netherlands, Norway, Portugal, the Russian Federation, Spain, Thailand, and the United Kingdom.

Employees in the countries listed above must print out, sign and return paper copies of their election form and the Terms and Conditions for Non-U.S. Recipients of the Offer to Exchange in order to exchange options. Instructions for doing so are outlined on the web site. In some cases, they will be directed to sign and return certain other forms required by the specific country.

Employees electing to exchange options will be responsible for:
  Faxing a copy of the form to MMC Global Compensation at 212-345-4767.
  Keeping the original for their personal records.

Note that the deadline is the same for paper forms as for electronic election forms where required: MMC Global Compensation must receive required forms by 5:00 p.m. U.S. Eastern Time on June 30, 2005 in order for the election to be valid.

What Not To Do

  Do not advise employees as to their participation in the exchange program.

  Do not encourage or discourage employees to exchange or not to exchange their eligible options.

  Do not interpret any communication for employees; simply repeat what is stated in the documents.

Thank you in advance for your help and support with the stock option exchange program. Please contact MMC Global Compensation at any of the numbers listed above if you have questions.

Michael A. Petrullo
Senior Vice President & Chief Administrative Officer
Marsh & McLennan Companies, Inc.

Attachments:
Highlights Brochure
Frequently Asked Questions and Answers